Mail Stop 3561

      November 17, 2005


Daniel F. Hopp, Esq.
Senior Vice President, Corporate Affairs
  and General Counsel
Whirlpool Corporation
2000 North M-63
Benton Harbor, Michigan  49022-2962

	RE:  	Whirlpool Corporation
      Amendment No. 1 to Form S-4
      Filed November 8, 2005
      File No. 333-128686

Dear Mr. Hopp:

      We have limited our review of your amended Form S-4 for disclosures related to the terms of the merger transaction and related matters and have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Summary, page 4
Treatment of Maytag Stock Options, page 6
Interests of Certain Persons in the Merger, page 9
1. We note your responses to our prior comments six and nine. It appears that the extent to which the named executive officers may benefit from the terms of their compensation arrangements as a result of the merger is significant information concerning the transaction.
Please tell us in your response letter why you believe the requested information should not be highlighted in the summary. In addition, regarding our prior comment number nine, tell us why, at a minimum, the number of named executive officers that will share the aggregate amount of severance and long-term cash incentive payout awards to named executive officers should not be included to highlight to investors the extent to which individual named executive officers may benefit.


*	*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3810, with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-310-8007)
      Ellen J. Odoner, Esq.
	Weil, Gotshal & Manges LLP
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Mr. Hopp
Whirlpool Corporation
November 17, 2005
Page 2